

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2015

Via E-mail
John W. McRoberts
Chief Executive Officer
MedEquities Realty Trust, Inc.
3100 West End Avenue, Suite 1000
Nashville, TN 37203

> **Re: MedEquities Realty Trust, Inc.**
> **Amendment No. 4 to**
> **Draft Registration Statement on Form S-11**
> **Submitted July 30, 2015**
> **CIK No. 0001616314**

Dear Mr. McRoberts:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Healthcare Facilities

Facility Type—Current Portfolio and Properties under Contract, page 3

1.   Please revise this table to include footnote disclosure regarding the Texas SNF Portfolio similar to the disclosure included in footnote 4 regarding Kearney Mesa.

Use of Proceeds, page 62

2.   If any of the amounts to be repaid under your Credit Facility were incurred within one year, please revise your disclosure in this section to describe the use of such borrowings, or advise us why you do not believe this disclosure is material to investors. Refer to Instruction 4 to Item 504 of Regulation S-K.

Distribution Policy, page 63

3.   We note from your Contractual Obligations table on page 84 that you are obligated to fund certain tenant renovation and improvement allowances during the remainder of 2015. Please tell us why you have not considered these amounts in your calculation of cash available for distribution.

        You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: David P. Slotkin, Esq.
        Morrison & Foerster LLP